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                          April 12, 2022

       William Restrepo
       Chief Financial Officer
       Nabors Industries, Ltd.
       Crown House Second Floor
       4 Par-la-Ville Road
       Hamilton, HM08
       Bermuda

                                                        Re: Nabors Industries,
Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            Form 8-K filed
February 8, 2022
                                                            File No. 001-32657

       Dear Mr. Restrepo:

              We have reviewed your April 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 24,
       2022 letter.

       Form 8-K filed February 8, 2022

       Exhibit 99.1
       Segment Reporting, page 3

   1. We note your response to prior comment 2. As Daily adjusted gross margin appears to be a non-GAAP measure
presented on a segment basis, tell us how you considered
                                                        reconciling it to the
measure used by management to evaluate segment performance,
                                                        Adjusted operating
income (loss), as the most directly comparable GAAP-basis measure.

       Reconciliation of Non-GAAP Financial Measures to Income (Loss) from Continuing Operations
 William Restrepo
Nabors Industries, Ltd.
April 12, 2022
Page 2
Before Income Taxes, page 5

2. We note the proposed revisions provided in your response to prior comment 3. It appears that Adjusted EBITDA presented on a consolidated basis should be reconciled to GAAP-
         basis net income (loss) as presented in your Statement of Comprehensive Income (Loss)
         and Adjusted gross margin presented on a consolidated basis should be reconciled to a fully burdened, GAAP-basis measure of gross margin. Please revise your disclosure to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Also, see question
103.02 of the
         Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures. This comment also applies to your response to prior comment 5. Reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, page 7

3. We note your proposed revision in response to prior comment 4. Please tell us if your reference to cash flow available for paying down debt is consistent with your mandatory debt service requirements and whether you consider the payment of dividends to shareholders to be a non-discretionary expenditure.
      You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 with any questions.



FirstName LastNameWilliam Restrepo                           Sincerely,
Comapany NameNabors Industries, Ltd.
                                                             Division of
Corporation Finance
April 12, 2022 Page 2                                        Office of Energy &
Transportation
FirstName LastName